UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

CHINA CERAMICS CO., LTD.

 (Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On September 21, 2020, China Ceramics Co., Ltd. received a letter from the Listings Qualifications department of The Nasdaq Stock Market (“the Nasdaq Staff”) notifying the Company that it has regained compliance with NASDAQ’s minimum bid requirements for continued listing requirements on the NASDAQ Stock Market. On September 3, 2020, the Company effected a one-for-three reverse stock split to regain compliance with the minimum bid price requirement of $1.00 per share for continued listing on the NASDAQ Stock Market.

The letter noted that since the closing bid of the Company’s common stock has been $1.00 per share or more for 10 consecutive business days, from September 3, 2020 to September 18, 2020, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and that the matter is now closed.

Exhibit	Description

99.1	Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: September 21, 2020